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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-01-06 (MM/DD/YY) AND ENDING 01/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slater Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5745 SW 75th Street Pmb 293
(No. and Street)

Gainesville	Florida	32608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Slater President 352-371-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horkey & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

7770 West Oakland Park Blvd., Suite 470	Sunrise	Florida	33351-6779
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/11/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Howard Slater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slater Financial Corporation, as of January 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH A. VAUGHN
NOTARY PUBLIC - STATE OF FLORIDA
MY COMMISSION EXPIRES MAR. 25, 2010
COMMISSION # DD 506232



Signature

President

Title



3/28/07

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLATER FINANCIAL CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2007 AND 2006

TABLE OF CONTENTS

FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION


orkey &
Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT ACCOUNTANTS' REPORT

March 23, 2007

Board of Directors and Stockholders
Slater Financial Corporation
Gainesville, Florida

We have audited the accompanying statements of financial position of Slater Financial Corporation (the Company) as of January 31, 2007 and 2006 and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slater Financial Corporation as of January 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


CPA
America Counts on CPA

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11, 12, and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey & Associates, P.A.

Certified Public Accountants
Fort Lauderdale, Florida

SLATER FINANCIAL CORPORATION

STATEMENTS OF FINANCIAL POSITION

JANUARY 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 30,095	$ 34,326
Total Current Assets	30,095	34,326
TOTAL ASSETS	$ 30,095	$ 34,326

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts Payable	$ 6,500	$ 8,700
Federal Income Tax Payable	43	736
Total Current Liabilities	6,543	9,436
STOCKHOLDERS' EQUITY		
Capital Stock	1	1
Additional Paid in Capital	25,021	25,021
Retained Earnings (Deficit)	(1,470)	(132)
Total Stockholders' Equity	23,552	24,890
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 30,095	$ 34,326

The accompanying notes are an integral part of these financial statements

SLATER FINANCIAL CORPORATION

STATEMENTS OF OPERATIONS

YEARS ENDED JANUARY 31, 2007 AND 2006

	2007	2006
Revenue		
Commission Income - Mutual Funds	$ 39,030	$ 33,597
Commission Income - Insurance	20,999	209,071
Miscellaneous Income	2,550	2,983
Less Returns & Allowances	-	-
Total Revenue	62,579	245,651
Gross Profit	62,579	245,651
Operating Expenses		
Salaries & Wages - Sales	16,756	54,816
Other Operating Expenses	48,352	188,638
Total Operating Expenses	65,108	243,454
Operating Income (Loss)	(2,529)	2,197
Other Income (Expense)		
Dividend Income	1,234	1,944
Total Other Income (Expense)	1,234	1,944
Net Income (Loss) Before Taxes	(1,295)	4,141
Federal Income Taxes	43	1,141
Net Income (Loss)	$ (1,338)	$ 3,000

The accompanying notes are an integral part of these financial statements

SLATER FINANCIAL CORPORATION

STATEMENTS OF RETAINED EARNINGS

YEARS ENDED JANUARY 31, 2007 AND 2006

	2007	2006
RETAINED EARNINGS BEGINNING OF PERIOD	$ (132)	$ (3,132)
Plus: Net Income	(1,338)	3,000
Less: Dividends Paid	-	-
RETAINED EARNINGS END OF PERIOD	$ (1,470)	$ (132)

The accompanying notes are an integral part of these financial statements

SLATER FINANCIAL CORPORATION

STATEMENT OF CASH FLOWS

YEARS ENDED JANUARY 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,338)	$ 3,000
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets	-	-
Decrease (Increase) in Operating Assets:		
Other	-	3,705
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(2,200)	3,000
Accrued Liabilities	(693)	736
Total Adjustments	(2,893)	7,441
Net Cash Provided By (Used in) Operating Activities	(4,231)	10,441
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets	-	-
Net Cash Provided By (Used In) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock	-	-
Net Cash Provided By (Used In) Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,231)	10,441
CASH AND CASH EQUIVALENTS-BEGINNING OF PERIOD	34,326	23,885
CASH AND CASH EQUIVALENTS-END OF PERIOD	$ 30,095	$ 34,326

The accompanying notes are an integral part of these financial statements

SLATER FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2007 AND 2006

A. Summary of Significant Accounting Policies

Business and Organization - Slater Financial Corporation (the Company), a Florida Corporation, is a broker-dealer and a member of the National Association of Securities Dealers (NASD).

In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions made with mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent. Prior to November 1998 the Company sold listed securities and otherwise managed customer accounts on a fully disclosed basis, as a registered securities broker-dealer using the services of a clearing broker-dealer. The Company now sells only mutual funds and variable annuities as a broker-dealer.

Change in the Reporting Entity - Slater Financial Corporation was formed in July, 1993 and commenced operations in September, 1993. The Company was created, for tax purposes, as a "spin-off" of substantially all the assets of a predecessor corporation, Howard Slater and Company (HSC) on September 1, 1993. HSC, an NASD registered securities broker-dealer was owned by the same stockholders as the Company. The Company is the successor to the NASD registration and brokerage and variable annuity of operations of HSC. HSC retained only the fixed annuity operations in the "spin-off", and is no longer required to register with the NASD as a securities broker-dealer. The Company was formed to segregate the variable annuity and brokerage operations into a separate company from the fixed annuity operations. This segregation was done to keep the operations required to be registered with the Securities and Exchange Commission and the NASD (brokerage and variable annuity operations) separate from the operations which do not require those registrations (fixed annuity operations).

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SLATER FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2007 AND 2006

A. **Summary of Significant Accounting Policies (continued)**

Revenues and Expenses - The Company recognizes commission revenue and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction.

Income Taxes - The Company has no material timing differences between book and taxable income.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from January 31, 2007.

B. **Related Party Transactions**

During the years ended January 31, 2007 and 2006, the Company paid certain expenses to and on behalf of several related companies and to Howard and Anne Slater individually in lieu of rent and occupancy costs. These costs might not be equivalent to those the Company would incur to lease equivalent space for its operations. The Company also paid automobile expenses and commissions to these related companies and to Howard and Anne Slater individually. A summary of the amounts paid by the Company to or on behalf of these related parties for the years ended January 31, 2007 and 2006 is as follows:

	2007	2006
Automobile	$ 5,317	$ 9,231
Occupancy	15,593	91,035

The amounts for automobile and occupancy are included in "Other Operating Expenses" in the financial statements.

SLATER FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2007 AND 2006

C. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2007, the Company had net capital of:

Net Capital Ratio	.28 to 1
Net Capital	$ 23,552
Minimum Net Capital Required	5,000
Excess Net Capital	$ 18,552

D. **Stockholders' Equity**

The Company was authorized to issue 100 shares of voting common stock and 100 shares of non-voting common stock, par value $1 per share, of which 39 shares had been issued. The common stock was divided into the two voting classes and ownership interests as follows at January 31, 1997:

1. .75 shares are voting securities and may be held only by a person duly licensed as an operations, financial, municipal and options principal with the National Association of Securities Dealers, Inc., and who has been approved in writing by all the holders of non-voting common stock and;

2. 38.25 shares are non-voting securities, but in all other respects identical to the voting common stock.

The non-voting common stock noted in 2. above was revoked and retired during the fiscal year ended January 31, 1998 when the Company determined that the owner of these shares was no longer in business and therefore ineligible to hold these shares. The Company now has 61.75 non-voting common stock authorized with none issued and 100 shares of voting common stock with .75 shares issued.

SLATER FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2007 AND 2006

D. **Stockholders' Equity (continued)**

A summary of common stock at January 31, 2007 and 2006 is shown in the schedule below.

	2007	2006
Voting Common Stock, $1 par value, 100 shares authorized, .75 shares issued and outstanding	$ 1	$ 1
Non-voting Common Stock, $1 par value, 100 shares authorized, no shares issued and outstanding	-	-
	$ 1	$ 1

SUPPLEMENTARY INFORMATION

SLATER FINANCIAL CORPORATION

COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS

JANUARY 31, 2007

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$ 23,552
Non-allowable Deductions and/or Charges	-
Net Capital	$ 23,552

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)	
a. Minimum Net Capital Required (6 2/3 % of Aggregate Indebtedness)	$ 436
b. Minimum Dollar Amount of Net Capital Required	$ 5,000
Excess Net Capital	$ 18,552

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$ 6,543
Ratio of Aggregate Indebtedness to Net Capital	0.28
Net Capital	$ 23,552

SLATER FINANCIAL CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3

JANUARY 31, 2007

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

Because of various audit adjustments, differences will sometimes arise between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of January 31, 2007.

Net Capital reported on Part IIA of Form X-17A-5	$ 23,885
Net Audit Adjustments	(333)
Net Capital after Audit Adjustments	$ 23,552
Aggregate Indebtedness reported on Part IIA of Form X-17A-5	$ 6,200
Net Audit Adjustments	343
Aggregate Indebtedness after Audit Adjustments	$ 6,543

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(1) of the Rule.


orkey &
Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

March 23, 2007

Board of Directors and Stockholders
Slater Financial Corporation
Gainesville, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Slater Financial Corporation (the Company), for the year ended January 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.


CPA

America Counts on CPA

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Hockey & Associates, P.A.

Certified Public Accountants
Fort Lauderdale, Florida

SLATER FINANCIAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

JANUARY 31, 2007

Liabilities Subordinated	$ -

No liabilities were subordinated to general creditors in 2007.

END